                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

            Neuberger Berman Real Estate Securities Income Fund Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64190A103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                STEVE WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 08, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule  13D,  and is filing this schedule  because of Rule 13d- 1(e), (f) or (g), check the following box [ ].

          Note.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                 (page 1 of 26 Pages)

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 2 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,640,189 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             1,640,189 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,640,189 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 3 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARTHUR D.LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,640,189 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,640,189 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,640,189 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 4 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  820,345 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              820,345 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    820,345 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 5 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  818,844 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              818,844 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    818,844 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 6 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  473,700 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              473,700 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    473,700 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 7 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  313,900 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              313,900 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    313,900 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 8 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  787,600 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              787,600 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    787,600 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 9 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  787,600 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              787,600 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    787,600 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 10 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  787,600 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              787,600 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    787,600 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 11 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT A. WOOD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    0 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 12 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    D. JAMES DARAS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    0 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 13 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MATTHEW CROUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    0 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 14 of 26 Pages
----------------------                                    ----------------------

ITEM 1.   SECURITY AND ISSUER

          This  statement  relates to shares of Common  Stock,  $.0001 par value
(the "Shares"),  of Neuberger Berman Real Estate Securities Income Fund Inc (the
"Issuer").  The address of the principal  executive offices of the Issuer is 605
Third Ave., 2nd Floor, New York, New York 10158.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This  statement  is filed by  Western  Investment  LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western Investment Hedged
Partners  L.P., a Delaware  limited  partnership  ("WIHP"),  Western  Investment
Activism Partners LLC, a Delaware limited liability company ("WIAP"),  Benchmark
Plus  Institutional  Partners,  L.L.C.,  a Delaware  limited  liability  company
("BPIP"),  Benchmark Plus Partners,  L.L.C, a Delaware limited liability company
("BPP"), Benchmark Plus Management, L.L.C., a Delaware limited liability company
("BPM"),  Scott Franzblau,  Robert Ferguson,  Robert A. Wood, D. James Daras and
Matthew Crouse.

          Each of the  foregoing  is  referred  to as a  "Reporting  Person" and collectively  as the "Reporting  Persons." WILLC provides  recommendations  from time to time to BPIP and BPP with  respect to  purchases  and sales of Shares of the Issuer,  pursuant to an oral  agreement  between  WILLC and BPIP and between
WILLC and BPP.

          WILLC has sole  voting and  investment  power  over  WIHP's and WIAP's security  holdings and Mr. Lipson,  in his role as the managing member of WILLC, controls WILLC's voting and investment decisions.  BPM is the managing member of
BPIP and BPP and  Messrs.  Franzblau  and  Ferguson,  in their role as  managing members of BPM,  have sole voting and  investment  control over BPIP's and BPP's security holdings.

          By virtue of that certain Joint Filing and  Solicitation  Agreement by and among the Reporting  Persons,  as described in further detail in Item 6, the
Reporting  Persons affirm that they are members of a "group" for the purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

          (b) The principal  business address of WILLC,  Mr. Lipson,  WIHP, WIAP and Mr. Crouse is 7050 S. Union Park Center, Suite 590, Midvale, UT 84047.

          The principal  business address of BPIP, BPP, BPM, Mr. Franzblau,  and
Mr. Ferguson is 820 A Street, Suite 700, Tacoma, WA 98402.

          The principal  business address of Mr. Wood is c/o Fogelman College of
Business & Economics, The University of Memphis, Memphis, TN 38152.

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 15 of 26 Pages
----------------------                                    ----------------------

          The  principal  business  address of Mr.  Daras is c/o  Inter-Atlantic
Group, 400 Madison Avenue, 16th Floor, New York, NY 10017

          (c) The principal  business of WILLC is acting as the general  partner and managing member of WIHP and WIAP, respectively.  The principal occupation of
Arthur D. Lipson is acting as managing member of WILLC.  The principal  business of WIHP and WIAP is acquiring,  holding and disposing of  investments in various companies.  The  principal  occupation  of Mr.  Crouse is serving as a portfolio manager at WILLC.

          The  principal  business  of BPIP and BPP is  acquiring,  holding  and disposing of investments in various companies.  The principal business of BPM is acting as the managing member of BPIP and BPP. The principal  occupation of each of Scott Franzblau and Robert Ferguson is acting as a managing member of BPM.

          The  principal  occupation  of Mr.  Wood is  serving as  Professor  of
Finance at the University of Memphis.

          The  principal  occupation  of Mr.  Daras is  serving  as  partner  of
Inter-Atlantic Group, a money management company.

          (d) No  Reporting  Person  has,  during  the  last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

          (e) No Reporting Person has, during the last five years, been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Messrs. Lipson,  Franzblau,  Ferguson,  Wood, Daras and Crouse are
citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The  aggregate  purchase  price of the 1,640,189  Shares  beneficially owned by WILLC is approximately  $29,936,799.  The Shares  beneficially owned by
WILLC consist of 1,000 Shares that were acquired with WILLC's  working  capital,
820,345 Shares that were acquired with WIHP's working capital and 818,844 Shares

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 16 of 26 Pages
----------------------                                    ----------------------

that were acquired with WIAP's working capital.  The aggregate purchase price of the 787,600 Shares beneficially owned by BPM is approximately  $14,000,561.  The
Shares  beneficially  owned by BPM consist of 473,700  Shares that were acquired with BPIP's  working  capital and 313,900  Shares that were  acquired with BPP's working capital.

ITEM 4.   PURPOSE OF TRANSACTION

          The  Reporting  Persons  purchased  the Shares based on the  Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

          On  November  30,  2006,  WILLC  delivered a letter to the Issuer (the
"Nomination Letter"),  on behalf of the Reporting Persons,  nominating Arthur D.
Lipson,  Robert A. Wood, D. James Daras and Matthew  Crouse  (collectively,  the
"Nominees"),  as set forth  therein,  for election as directors of the Issuer at the  Issuer's  2007  annual  meeting of  shareholders,  or any other  meeting of
shareholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting").

          The Reporting Persons are concerned by the discount to net asset value at which the Shares of the  Issuer  have been  trading.  The  Reporting  Persons believe that the Issuer should take appropriate  action to cause the discount to net asset value to be eliminated or substantially reduced. The Reporting Persons may engage in  discussions  with  management  and the board of  directors of the
Issuer about  possible ways to reduce or eliminate  the discount.  The Reporting
Persons  reserve the right to take any action they deem  appropriate  related to this issue.

          No  Reporting  Person has any  present  plan or  proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. Each of the Reporting Persons intends to review his/its investment in the Issuer on a continuing basis and may engage in discussions  with  management and the board of directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including,  without limitation,  the Issuer's financial position and  investment  strategy,  the price  levels of the Shares,  conditions  in the securities  markets and general  economic and industry  conditions,  each of the
Reporting Persons may, in the future,  take such actions with respect to his/its
investment  in  the  Issuer  as  he/it  deems  appropriate  including,   without

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 17 of 26 Pages
----------------------                                    ----------------------

limitation,  seeking additional  representation on the board of directors of the
Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer,  purchasing  additional Shares, selling some or all of its Shares,  engaging in short  selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon 33,316,439 Shares outstanding as of October 31, 2006, as reported in the Issuer's  Form N-CSR filed with the  Securities  and Exchange
Commission on January 5, 2007.

          As of the close of business on February 16, 2007, WIHP, WIAP, BPIP and
BPP   beneficially   owned  820,345,   818,844,   473,700  and  313,900  Shares,
respectively,   representing   approximately   2.5%,   2.5%,   1.4%,  and  0.9%,
respectively,  of the Shares  outstanding.  WILLC  beneficially  owned 1,640,189
Shares,  constituting  approximately 4.9% of the Shares outstanding.  Mr. Lipson beneficially  owned 1,640,189  Shares,  constituting  approximately  4.9% of the
Shares outstanding.

          As  the  general  partner  and  managing  member  of  WIHP  and  WIAP, respectively,  WILLC may be  deemed to  beneficially  own the  1,639,189  Shares beneficially  owned in the  aggregate  by WIHP and WIAP,  in  addition  to 1,000
Shares owned directly by WILLC. As the managing member of WILLC,  Mr. Lipson may be deemed to beneficially own the 1,640,189 Shares  beneficially owned by WILLC.
As the managing  member of BPIP and BPP, BPM may be deemed to  beneficially  own the 787,600 Shares  beneficially  owned in the aggregate by BPIP and BPP. As the managing  members  of BPM,  Messrs.  Franzblau  and  Ferguson  may be  deemed to beneficially own the 787,600 Shares beneficially owned by BPM.

          Currently,  Mr. Wood, Mr. Daras and Mr. Crouse do not beneficially own any securities of the Issuer.

          (b) Mr.  Lipson is deemed to have sole  voting and  dispositive  power over the  Shares  reported  as  beneficially  owned by  WILLC by  virtue  of his position as described in paragraph  (a).  Each of WILLC and Mr. Lipson is deemed to  have  sole  voting  and  dispositive  power  over  the  Shares  reported  as beneficially  owned by WIHP and WIAP by virtue of their respective  positions as described in paragraph (a). Neither WILLC, Mr. Lipson,  WIHP nor WIAP has voting or dispositive control over the Shares beneficially owned by the other Reporting
Persons.

          Each of BPM,  Mr.  Franzblau  and Mr.  Ferguson is deemed to have sole voting and dispositive  power over the Shares reported as beneficially  owned by
BPIP and BPP by virtue of their  respective  positions as described in paragraph

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 18 of 26 Pages
----------------------                                    ----------------------

(a).  Neither  BPIP,  BPP,  BPM, Mr.  Franzblau  nor Mr.  Ferguson has voting or dispositive  control over the Shares  beneficially  owned by the other Reporting
Persons.

          (c) Schedule A annexed hereto lists all  transactions by the Reporting
Persons  in the  Issuer's  Shares  during  the  past  sixty  days.  All of  such transactions were effected in the open market.

          (d) No person  other than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

          (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
         RESPECT TO SECURITIES OF THE ISSUER

          On February  20,  2007,  Western  Investment  LLC,  Arthur D.  Lipson,
Western Investment Hedged Partners  L.P., Western  Investment  Activism Partners
LLC, Benchmark Plus Institutional Partners,  L.L.C.,  Benchmark Plus Management,
L.L.C.,  Benchmark Plus Partners,  L.L.C.,  Robert  Ferguson,  Scott  Franzblau,
Robert A. Wood,  D. James Daras and Matthew  Crouse  entered into a Joint Filing and Solicitation  Agreement (the "Joint Filing Agreement") in which, among other things,  (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties  agreed to vote in favor of the election of Arthur D. Lipson,  Robert A.
Wood, D. James Daras and Matthew Crouse (the  "Nominees") and to solicit proxies or written  consents for the election of the  Nominees,  or any other  person(s)
nominated by Arthur D. Lipson as  Directors of the Issuer at the Annual  Meeting
(the "Solicitation"), and (c) Western Investment LLC agreed to bear all expenses incurred in connection with the parties' activities, including approved expenses incurred by any of the parties in connection with the  Solicitation,  subject to certain limitations.  The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          1.  Joint  Filing  and  Solicitation  Agreement  by and among  Western
Investment  LLC,  Arthur D. Lipson,  Western  Investment  Hedged  Partners L.P.,
Western Investment Activism Partners LLC, Benchmark Plus Institutional Partners,
L.L.C.,  Benchmark Plus  Management,  L.L.C.,  Benchmark Plus Partners,  L.L.C.,
Robert  Ferguson,  Scott  Franzblau,  Robert A. Wood, D. James Daras and Matthew
Crouse, dated February 20, 2007.

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 19 of 26 Pages
----------------------                                    ----------------------

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Date: February 20, 2007

                                  WESTERN INVESTMENT LLC

                                  By: /s/ Arthur D. Lipson
                                     --------------------------------
                                     Arthur D. Lipson, Sole Member

                                  WESTERN INVESTMENT HEDGED PARTNERS L.P.
                                  By: Western Investment LLC,
                                  its General Partner

                                  By: /s/ Arthur D. Lipson
                                     --------------------------------
                                     Arthur D. Lipson, Managing Member

                                  WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                                  By: Western Investment LLC,
                                  its Managing Member

                                  By: /s/ Arthur D. Lipson
                                     --------------------------------
                                     Arthur D. Lipson, Managing Member

                                  /s/ Arthur D. Lipson
                                  -----------------------------------
                                  ARTHUR D. LIPSON

                                  BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                  By: Benchmark Plus Management, L.L.C.,
                                  its Managing Member

                                  By: /s/ Robert Ferguson
                                      -------------------------------
                                      Robert Ferguson, Managing Member

                                  By: /s/ Scott Franzblau
                                      -------------------------------
                                      Scott Franzblau, Managing Member

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 20 of 26 Pages
----------------------                                    ----------------------

                                  BENCHMARK PLUS PARTNERS, L.L.C.

                                  By: Benchmark Plus Management, L.L.C.,
                                  its Managing Member

                                  By: /s/ Robert Ferguson
                                      -------------------------------
                                      Robert Ferguson, Managing Member

                                  By: /s/ Scott Franzblau
                                      -------------------------------
                                      Scott Franzblau, Managing Member

                                  BENCHMARK PLUS MANAGEMENT, L.L.C.

                                  By: /s/ Robert Ferguson
                                      -------------------------------
                                      Robert Ferguson, Managing Member

                                  By: /s/ Scott Franzblau
                                      -------------------------------
                                      Scott Franzblau, Managing Member

                                  /s/ Robert Ferguson
                                  -----------------------------------
                                  ROBERT FERGUSON

                                  /s/ Scott Franzblau
                                  -----------------------------------
                                  SCOTT FRANZBLAU

                                  /s/ Robert A. Wood
                                  -----------------------------------
                                  ROBERT A. WOOD

                                  /s/ D. James Daras
                                  -----------------------------------
                                  D. JAMES DARAS

                                  /s/ Matthew Crouse
                                  -----------------------------------
                                  MATTHEW CROUSE

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 21 of 26 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                      Page
      -------                                                      ----

1.    Joint  Filing  and  Solicitation  Agreement  by and           24
      among  Western  Investment  LLC,  Arthur D. Lipson,
      Western  Investment Hedged Partners   L.P., Western
      Investment  Activism  Partners LLC,  Benchmark Plus
      Institutional  Partners,   L.L.C.,  Benchmark  Plus
      Management,   L.L.C.,   Benchmark   Plus  Partners,
      L.L.C.,  Robert Ferguson,  Scott Franzblau,  Robert
      A. Wood, D. James Daras and Matthew  Crouse,  dated
      February 20, 2007.

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 22 of 26 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                       TRANSACTIONS IN THE COMMON STOCK OF
             NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC

        Transaction       Quantity            Date           Price ($)
        -----------       --------            ----           ---------

                     WESTERN INVESTMENT HEDGED PARTNERS L.P.

            Buy            38,200           12/12/2006        $18.7291
            Buy            47,145           12/13/2006        $17.8811
            Buy            25,200           12/14/2006        $17.9808
            Buy            58,800           12/15/2006        $17.8179
            Buy            27,400           12/18/2006        $17.8357
            Buy            14,200           12/19/2006        $17.5483
            Buy             6,300           12/20/2006        $17.6568
            Buy             7,900           12/26/2006        $17.7384
            Buy            12,100           01/16/2007        $18.5037
            Buy             1,000           01/19/2007        $18.6380
            Buy             1,000           01/22/2007        $18.7050
            Buy             3,200           01/23/2007        $18.7790
            Buy             5,600           01/24/2007        $18.8225
            Buy             7,200           01/25/2007        $19.0386
            Buy             4,900           01/29/2007        $19.0064
            Buy            29,500           01/30/2007        $19.1631
            Buy            21,500           02/06/2007        $19.6017
            Buy            60,000           02/07/2007        $19.7877
            Buy           110,700           02/09/2007        $19.6291
            Buy            32,000           02/15/2007        $19.4073
            Buy            18,400           02/16/2007        $19.2541

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC

            Buy            27,485           12/18/2006        $17.8357
            Buy            14,231           12/19/2006        $17.5483
            Buy             6,200           12/20/2006        $17.6568
            Buy             7,900           12/26/2006        $17.7384
            Buy            12,119           01/16/2007        $18.5037
            Buy             1,200           01/18/2007        $18.4916
            Buy             3,300           01/23/2007        $18.7789
            Buy             5,600           01/24/2007        $18.8225
            Buy             7,100           01/25/2007        $19.0386
            Buy            21,400           02/06/2007        $19.6017
            Buy           136,400           02/08/2007        $19.9239
            Buy            96,200           02/12/2007        $19.2776
            Buy            30,307           02/13/2007        $19.3031
            Buy            33,267           02/14/2007        $19.4413
            Buy            32,000           02/15/2007        $19.4073
            Buy            18,400           02/16/2007        $19.2541

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 23 of 26 Pages
----------------------                                    ----------------------

                         BENCHMARK PLUS PARTNERS, L.L.C.

            Buy             3,300           12/11/2006        $18.7010
            Buy            83,700           02/08/2007        $19.8416
            Buy            35,200           02/09/2007        $19.4725
            Buy            29,000           02/13/2007        $19.3031

                 BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

            Buy             4,100           12/08/2006        $18.4791
            Buy             3,300           12/11/2006        $18.7010
            Buy            83,700           02/08/2007        $19.8416
            Buy            35,200           02/09/2007        $19.4725
            Buy            29,000           02/13/2007        $19.3031
            Buy            33,200           02/14/2007        $19.4413
            Buy            31,900           02/15/2007        $19.4073
            Buy            18,600           02/16/2007        $19.2541

                             WESTERN INVESTMENT LLC
                                      NONE

                        BENCHMARK PLUS MANAGEMENT, L.L.C.
                                      NONE

                                   Mr. Lipson
                                      NONE

                                 Mr. Franzblau
                                      NONE

                                  Mr. Ferguson
                                      NONE

                                    Mr. Wood
                                      NONE

                                   Mr. Daras
                                      NONE

                                   Mr. Crouse
                                      NONE

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 24 of 26 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT 1

                    JOINT FILING AND SOLICITATION AGREEMENT

     WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of  Neuberger  Berman  Real  Estate  Securities  Income  Fund  Inc.,  a Maryland
corporation ("NRO");

     WHEREAS,  Western  Investment  LLC  ("WILLC"),  Western  Investment  Hedged
Partners  L.P.,  Western  Investment  Activism  Partners LLC,  Arthur D. Lipson,
Robert A. Wood, D. James Daras, Matthew S. Crouse,  Benchmark Plus Institutional
Partners,  L.L.C.,  Benchmark Plus Management,  L.L.C., Benchmark Plus Partners,
L.L.C., Scott Franzblau and Robert Ferguson wish to form a group for the purpose of seeking representation on the Board of Directors of NRO;

     WHEREAS,  WILLC  intends to nominate  Arthur D. Lipson,  Robert A. Wood, D.
James  Daras and  Matthew S.  Crouse,  as nominees to be elected to the Board of
Directors of NRO at the 2007 annual meeting of stockholders of NRO, or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements, reschedulings or continuations thereof (the "Annual Meeting").

     NOW, IT IS AGREED, this 20th day of February 2007 by the parties hereto:

     1. In accordance with Rule  13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934, as amended,  each of the  undersigned  (collectively,  the "Group")
agrees to the joint filing on behalf of each of them of  statements  on Schedule
13D  with  respect  to  the  securities  of NRO to  the  extent  required  under applicable  securities  laws.  Each member of the Group shall be responsible for the accuracy and completeness of his/her/its own disclosure therein.

     2. So long as this agreement is in effect,  each of the  undersigned  shall provide  written  notice to  Olshan  Grundman  Frome  Rosenzweig  & Wolosky  LLP
("Olshan")  of (i) any of their  purchases or sales of securities of NRO or (ii)
any  securities  of NRO  over  which  they  acquire  or  dispose  of  beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

     3. Each of the undersigned  agrees to solicit  proxies or written  consents for the election of Arthur D. Lipson, Robert A. Wood, D. James Daras and Matthew
S. Crouse, or any other person(s)  nominated by WILLC, to the Board of Directors of NRO at the Annual Meeting (the "Nominees").

     4.  WILLC  agrees to bear all  expenses  incurred  in  connection  with the
Group's  activities,  including  expenses  incurred  by any of the  parties in a solicitation  of  proxies  or written  consents  by the  members of the Group in connection with the Annual Meeting.  Notwithstanding the foregoing,  WILLC shall not be required to reimburse any party for (i)  out-of-pocket  expenses incurred by a party in the  aggregate in excess of $250  without  WILLC's  prior  written approval;  (ii) the value of the time of any party;  (iii)  legal fees  incurred without WILLC's prior written approval; or (iv) the costs of any counsel,  other than Olshan,  employed in connection  with any pending or threatened  litigation without WILLC's prior written approval.

     5. The  relationship  of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this  Agreement.  Such relationship  shall be  construed  and  deemed  to be for the  sole and  limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing herein shall  restrict any party's right to purchase or sell  securities of NRO, as he/she/it deems appropriate, in his/her/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 25 of 26 Pages
----------------------                                    ----------------------

     6. This Agreement may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall  constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

     7. In the  event  of any  dispute  arising  out of the  provisions  of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

     8. Any party  hereto  may  terminate  his/her/its  obligations  under  this agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

     9. Each party  acknowledges  that Olshan  shall act as counsel for both the
Group and WILLC.

     IN WITNESS  WHEREOF,  the parties  hereto have caused this  Agreement to be executed as of the day and year first above written.

                                  WESTERN INVESTMENT LLC

                                  By: /s/ Arthur D. Lipson
                                     --------------------------------
                                     Arthur D. Lipson, Sole Member

                                  WESTERN INVESTMENT HEDGED PARTNERS L.P.
                                  By: Western Investment LLC,
                                  its General Partner

                                  By: /s/ Arthur D. Lipson
                                     --------------------------------
                                     Arthur D. Lipson, Managing Member

                                  WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                                  By: Western Investment LLC,
                                  its Managing Member

                                  By: /s/ Arthur D. Lipson
                                     --------------------------------
                                     Arthur D. Lipson, Managing Member

                                  BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                  By: Benchmark Plus Management, L.L.C.,
                                  its Managing Member

                                  By: /s/ Robert Ferguson
                                      -------------------------------
                                      Robert Ferguson, Managing Member

                                  By: /s/ Scott Franzblau
                                      -------------------------------
                                      Scott Franzblau, Managing Member

                                  BENCHMARK PLUS PARTNERS, L.L.C.

                                  By: Benchmark Plus Management, L.L.C.,
                                  its Managing Member

                                  By: /s/ Robert Ferguson
                                      -------------------------------
                                      Robert Ferguson, Managing Member

                                  By: /s/ Scott Franzblau
                                      -------------------------------
                                      Scott Franzblau, Managing Member

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 26 of 26 Pages
----------------------                                    ----------------------

                                  BENCHMARK PLUS MANAGEMENT, L.L.C.

                                  By: /s/ Robert Ferguson
                                      -------------------------------
                                      Robert Ferguson, Managing Member

                                  By: /s/ Scott Franzblau
                                      -------------------------------
                                      Scott Franzblau, Managing Member

                                  /s/ Arthur D. Lipson
                                  -----------------------------------
                                  ARTHUR D. LIPSON

                                  /s/ Robert A. Wood
                                  -----------------------------------
                                  ROBERT A. WOOD

                                  /s/ D. James Daras
                                  -----------------------------------
                                  D. JAMES DARAS

                                  /s/ Matthew Crouse
                                  -----------------------------------
                                  MATTHEW CROUSE

                                  /s/ Scott Franzblau
                                  -----------------------------------
                                  SCOTT FRANZBLAU

                                  /s/ Robert Ferguson
                                  -----------------------------------
                                  ROBERT FERGUSON